

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Via E-mail
George Doyle
Chief Financial Officer and Treasurer
Landmark Infrastructure Partners LP
2141 Roscrans Avenue, Suite 2100
El Segundo, CA 90245

> **Re: Landmark Infrastructure Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 30, 2014**
> **File No. 333-199221**

Dear Mr. Doyle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

Our partnership agreement include exclusive forum, venue and jurisdiction provisions, page 42

1. We note that your partnership agreement also includes a waiver to a jury trial for claims brought by unitholders. Please revise your risk factor to identify this risk. In addition, please revise your summary of your partnership agreement on page 174.

Pro Forma Combined Financial Statements

1.Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnotes (D) & (E), page F-7

2. In your amended filing please enhance your disclosures regarding the offering and financing pro forma adjustments to your pro forma combined balance sheet to include a

       reconciliation of the information currently provided within these footnotes to the related adjustments presented on page F-3.

Exhibits

3. Refer to exhibit 10.1. We note that the agreement, as filed, omits schedules to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please refile the agreement in its entirety or advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: William N. Finnegan IV